Filed under Rule 433

File No. 333-216355

Final Term Sheet

February 6, 2019

Issuer:	CMS Energy Corporation
Security:	5.875% Junior Subordinated Notes due 2079 (the “Notes”)
Aggregate Principal Amount Offered:	$630,000,000
Over-Allotment Option:	None
Maturity Date:	March 1, 2079
Coupon:	5.875%
Interest Payment Dates:	March 1, June 1, September 1 and December 1, subject to deferral
First Interest Payment Date:	June 1, 2019
Public Offering Price:	$25.00 per Note
Par Call:	At any time, in whole or in part, on or after March 1, 2024, at 100% plus accrued and unpaid interest to, but not including, the redemption date
Tax Event Call:	At any time prior to March 1, 2024, in whole but not in part, at 100% plus accrued and unpaid interest to, but not including, the redemption date
Rating Agency Call:	At any time prior to March 1, 2024, in whole but not in part, at 102% plus accrued and unpaid interest to, but not including, the redemption date
Use of Proceeds:

Repayment of the $180 million outstanding term loan under the Term Loan Credit Agreement dated as of June 11, 2015, repayment of the $300 million outstanding term loan under the Term Loan Credit Agreement dated as of December 28, 2018, and for general corporate purposes. The $300 million term loan bears interest at an annual interest rate of LIBOR plus 0.550 percent (3.052 percent at January 24, 2019) and matures on December 27, 2019, and the proceeds of these term loan borrowings were used for working capital, for general corporate purposes and to refinance certain outstanding debt

Trade Date:	February 6, 2019
Settlement Date:	February 20, 2019 (T+9)
Expected Listing:	NYSE
Expected Ratings:	Baa2 / BBB- / BB+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Joint Book-Running Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Manager:	Fifth Third Securities, Inc.
CUSIP / ISIN:	125896 845 / US1258968452

CMS Energy Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800)-294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll-free at (866) 375-6829 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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